# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: MINERVA NEUROSCIENCES, INC., CIK 0001598646
CUSIP: 603380205
Title of class of securities: COMMON STOCK
Address of issuer's principal executive offices: 1500 District Avenue, Burlington, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 12/22/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001056288

## Reporting persons
- Federated Hermes, Inc.: type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Pennsylvania (PA); sole voting power 9,392,275; shared voting power 0; sole dispositive power 9,392,275; shared dispositive power 0; aggregate amount beneficially owned 9,392,275 (19.86% of the class)
- Voting Shares Irrevocable Trust: type of reporting person: other (OO); citizenship or place of organization: Pennsylvania (PA); sole voting power 9,392,275; shared voting power 0; sole dispositive power 9,392,275; shared dispositive power 0; aggregate amount beneficially owned 9,392,275 (19.86% of the class)
  Comment: In accordance with Rule 13d-4 under the Exchange Act, Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue declare that this report should not be construed as an admission that any of them is the beneficial owner of the securities held by any of the Managed Funds, and each of Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue expressly disclaim beneficial ownership of such securities.
- Thomas R. Donahue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,392,275; sole dispositive power 0; shared dispositive power 9,392,275; aggregate amount beneficially owned 9,392,275 (19.86% of the class)
  Comment: In accordance with Rule 13d-4 under the Exchange Act, Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue declare that this report should not be construed as an admission that any of them is the beneficial owner of the securities held by any of the Managed Funds, and each of Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue expressly disclaim beneficial ownership of such securities.
- Ann C. Donahue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,392,275; sole dispositive power 0; shared dispositive power 9,392,275; aggregate amount beneficially owned 9,392,275 (19.86% of the class)
  Comment: In accordance with Rule 13d-4 under the Exchange Act, Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue declare that this report should not be construed as an admission that any of them is the beneficial owner of the securities held by any of the Managed Funds, and each of Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue expressly disclaim beneficial ownership of such securities.
- J. Christopher Donahue: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 9,392,275; sole dispositive power 0; shared dispositive power 9,392,275; aggregate amount beneficially owned 9,392,275 (19.86% of the class)
  Comment: In accordance with Rule 13d-4 under the Exchange Act, Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue declare that this report should not be construed as an admission that any of them is the beneficial owner of the securities held by any of the Managed Funds, and each of Federated Hermes, Inc.; the Voting Shares Irrevocable Trust; Thomas R. Donahue; Ann C. Donahue; and J. Christopher Donahue expressly disclaim beneficial ownership of such securities.

## Item 1. Issuer
Name of issuer: MINERVA NEUROSCIENCES, INC.
Address of issuer's principal executive offices: 1500 District Avenue, Burlington, MA 01803

## Item 2. Person Filing
Name of person filing: Federated Hermes, Inc.
Address of principal business office or, if none, residence: 1001 Liberty Avenue, Pittsburgh, PA 15222-3779
Citizenship: Pennsylvania

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See response to Item 9 on each cover page.
Percent of class: See response to Item 11 on each cover page.
Sole power to vote or to direct the vote: See response to Item 5 on each cover page.
Shared power to vote or to direct the vote: See response to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See response to Item 7 on each cover page.
Shared power to dispose or to direct the disposition:
See response to Item 8 on each cover page.

The Reporting Persons have previously filed a Schedule 13G with respect to the securities of the Issuer, most recently by the amendment filed on January 18, 2024. Subsequently, on October 28, 2025, the Reporting Persons filed a Schedule 13D with respect to the Issuer's securities following a private placement by the Issuer, in which certain of the Reporting Persons participated by acquiring securities and executing a support agreement providing that, among other things, such Reporting Persons would vote in favor of proposals at the Issuer's stockholder meeting. Following the conclusion of such meeting on December 22, 2025, the Reporting Persons determined that they no longer hold securities of the Issuer with a purpose or effect of changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect. Accordingly, the Reporting Persons are filing this statement on Schedule 13G pursuant to Rule 13d-1(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with Rule 13d-1(h) of the Exchange Act.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit "1" Attached

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Federated Hermes, Inc.: /s/J. Christopher Donahue, J. Christopher Donahue, as President of Federated Hermes, Inc. (12/29/2025)
- Voting Shares Irrevocable Trust: /s/Thomas R. Donahue, Thomas R. Donahue, as Trustee of Voting Shares Irrevocable Trust (12/29/2025)
- Voting Shares Irrevocable Trust: /s/Ann C. Donahue, Ann C. Donahue, as Trustee of Voting Shares Irrevocable Trust (12/29/2025)
- Voting Shares Irrevocable Trust: /s/J. Christopher Donahue, J. Christopher Donahue, as Trustee of Voting Shares Irrevocable Trust (12/29/2025)
- Thomas R. Donahue: /s/Thomas R. Donahue, Thomas R. Donahue (12/29/2025)
- Ann C. Donahue: /s/Ann C. Donahue, Ann C. Donahue (12/29/2025)
- J. Christopher Donahue: /s/J. Christopher Donahue, J. Christopher Donahue (12/29/2025)
Comment: SEE EXHIBITS 2 AND 3 ATTACHED

Exhibit Information
EXHIBIT 1 ITEM 3 CLASSIFICATION OF REPORTING PERSONS
EXHIBIT 2 AGREEMENT FOR JOINT FILING OF SCHEDULE 13G
EXHIBIT 3 POWER OF ATTORNEY